Launch Two Acquisition Corp.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

VIA EDGAR

September 30, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee

Mark Rakip

Pearlyne Paulemon

Isabel Rivera

Re: Launch Two Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 23, 2024

File No. 333-280965

Ladies and Gentlemen:

Launch Two Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 27, 2024, regarding our Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on September 23, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1 dated September 23, 2024

Risk Factors

Risks Relating to our Management Team

The ownership interest of our sponsor may change, and our sponsor may . . ., page 74

1.	We acknowledge your revision in response to prior comment 1. Please expand your risk factor to discuss the risks to the company's ability to consummate a business combination arising from the sponsor's removal prior to identifying a business combination target, including, for example, the risk that any replacement sponsor may not successfully identify a business combination target.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 74 of Amendment No. 4 to state the risk factor as follows to address the Staff’s comment.

The ownership interest of our sponsor may change, and our sponsor may divest its ownership interest in us before identifying a business combination, which could deprive us of key personnel and advisors.

Our sponsor is a limited liability company of which Ryan Gilbert, one of our advisors, is the sole managing member. Mr. Gilbert holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor, and all our officers and directors own individual economic interests in our sponsor. However, this may change as there is no contractual restriction on the sponsor or Mr. Gilbert’s ability to share, sell or otherwise dispose of part or all of the interests in our sponsor or held by our sponsor. As a result, there is a risk that our sponsor (or Mr. Gilbert) may divest its (or his or our officers’ and directors’) ownership or economic interests in us or in the sponsor before a business combination target is identified, which would likely result in the Company’s loss of certain key personnel or advisors, including Mr. Gilbert. Additionally, there can be no assurance that any replacement sponsor, key personnel or advisors will successfully identify a business combination target for us, or, even if one is so identified, successfully complete such business combination.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Launch Two Acquisition Corp.

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc: Stuart Neuhauser, Esq.